Contact:
Jeff Corbin/ Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214/ (212) 896-1236
jcorbin@kcsa.com/ mcsaby@kcsa.com



            Orckit Communications Reports 2008 Third Quarter Results
                                                              - - - -
TEL AVIV, Israel, November 12, 2008 -- Orckit Communications Ltd. (NasdaqGM:
ORCT) today reported results for the third quarter and nine months ended September 30, 2008.

Revenues in the third quarter of 2008 were $5.4 million compared to $3.1 million in the previous quarter ended June 30, 2008 and $1.7 million in the comparable quarter last year. Net loss for the quarter ended September 30, 2008 was $9.7 million, or $(0.59) per share, compared to a net loss of $7.8 million, or $(0.48) per share, for the previous quarter ended June 30, 2008 and $6.5 million, or $(0.41) per share, for the third quarter of 2007.

Adjustments related to the valuation of the conversion terms of the Company's convertible subordinated notes issued in March 2007 resulted in financial expense of $1.7 million for the quarter ended September 30, 2008, compared to financial income of $985,000 in the quarter ended June 30, 2008 and $936,000 in the quarter ended September 30, 2007. Without taking into account the adjustments for this non-cash financial income or expense, the Company's non-GAAP net loss for the quarter ended September 30, 2008 was $8.0 million, or $(0.49) per share, compared to a non-GAAP net loss of $8.8 million, or $(0.54) per share, for the previous quarter ended June 30, 2008 and a non-GAAP net loss of $7.4 million, or $(0.47) per share, for the third quarter of 2007.

Operating loss for the third quarter of 2008 was $8.0 million compared to $9.3 million for the previous quarter ended June 30, 2008 and $8.6 million for the comparable quarter last year.

Revenues for the nine months ended September 30, 2008 were $10.5 million compared to $8.1 million for the nine months ended September 30, 2007. Net loss for the nine months ended September 30, 2008 was $25.2 million, or $(1.54) per share, compared to $18.5 million, or $(1.17) per share, for the nine months ended September 30, 2007.

Adjustments related to the valuation of the conversion terms of the Company's convertible subordinated notes resulted in financial expense of $254,000 for the nine months ended September 30, 2008 and financial income of $2.5 million for the nine months ended September 30, 2007. Without taking account the adjustments for this non-cash financial income or expense, the Company's non-GAAP net loss for the nine months ended September 30, 2008 was $25.0 million, or $(1.52) per share, compared to a non-GAAP net loss of $21.0 million, or $(1.33) per share, for the nine months ended September 30, 2007.

Key Highlights for the quarter:
- CM-100 product line was selected by SK Broadband (previously Hanaro Telecom), Korea's second largest carrier, for their future high-quality IPTV network. Shipments began in the fourth quarter of 2008.

- Deployment by T-Systems in Germany continued as planned, with the first network expected to carry live traffic this quarter.

- Five customers are now carrying live traffic through Orckit's equipment.

-        Commercial evaluations by additional telecom carriers are ongoing.

Izhak Tamir, Chairman and President of Orckit, commented, "We are proud to announce that we further expanded our customer base during the third quarter with the addition of SK Broadband (previously Hanaro Telecom), Korea's second largest carrier. Hanaro marks our fifth customer win since the beginning of the year. The momentum we are building as a result of new customer wins is beginning to translate into increased revenue. We expect revenue to continue to increase in the fourth quarter due to follow-on orders with current telecom carrier customers."

He continued, "During the quarter, we introduced the CM-4140, a smaller box with enhanced new features and at a lower cost. The addition of the CM-4140 is expected to give Orckit greater opportunities to cross sell products, as well as flexibility to better serve our customer base and new channel opportunities beyond those we would normally consider."

Mr. Tamir concluded, "Our business development efforts remain proactive, particularly given the challenging economic climate around the world. We have thoroughly reviewed our operations in view of the difficulty of predicting the length and scope of the economic turmoil we are all experiencing. Given this uncertainty, we have taken the necessary steps to streamline our operations.
We plan to reduce our operating expenses by at least 20% in the first quarter of 2009. A significant portion of these reductions will be the result of a decrease in employee head count. We have made substantial progress in improving and adding to our product lines in recent years and believe we are at a point where we can reduce expenses without significantly affecting our ability to deliver high quality products and services and to continue to be a technological leader in our markets. Our customers will continue to receive the same high level of support."

Outlook and Guidance

For the quarter ending December 31, 2008, we expect revenues to be approximately $7.0 million, with a net loss of approximately $7.3 million, or approximately $(0.44) per share. This guidance does not take into account financial income or expense resulting from adjustments related to the valuation of the conversion terms included in our convertible subordinated notes that were issued in March 2007. Such financial income or expense is subject to certain factors, including our share price, that cannot be estimated at this time.




Conference Call

Orckit Communications will host a conference call on November 12, 2008, at 9 a.m. EDT. The call can be accessed by dialing 1- 888-459-5609 in the United States and 1- 973-321-1024 internationally. Please utilize the code 66472829. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through November 19, 2008 at 11:59 p.m. at 1-800-642-1687 in the United States and 1-706-645-9291 internationally. To access this replay, enter the following code: 66472829.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area.
For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW



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                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                               (US$ in thousands)

                                                                      September 30         December 31
                                                                          2008                2007
                                                                          ----                ----
                              ASSETS

   Current assets:

       Cash and short term marketable securities                 $            53,088  $           68,225
       Trade receivables                                                       4,726                  49
       Other receivables                                                       4,292               1,632
       Inventories                                                             1,951               1,347
                                                                              ------              ------
             Total  current assets                                            64,057              71,253

   Long term marketable securities                                            22,772              34,142
   Severance pay fund                                                          3,974               3,454
   Property and equipment, net                                                 1,482               1,384
   Deferred issuance costs, net                                                  643                 781
                                                                              ------              ------
             Total  assets                                       $            92,928  $          111,014
                                                                              ======              ======

               LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:
       Trade payables                                            $             4,341  $            4,292
       Accrued expenses and other payables                                     6,956               8,240
       Deferred income                                                         3,242               1,045
                                                                              ------              ------
             Total current liabilities                                        14,539              13,577

   Long term liabilities :

       Convertible subordinated notes                                         33,908              28,723
       Adjustments due to convertible notes conversion terms                  (3,962)             (3,247)
                                                                             -------             -------
       Convertible subordinated notes, net                                    29,946              25,476

       Accrued severance pay and other                                         5,049               4,553
                                                                              ------              ------
          Total long term liabilities                                         34,995              30,029

             Total liabilities                                                49,534              43,606

   Shareholders' equity                                                       43,394              67,408
                                                                              ------              ------
             Total  liabilities and shareholders' equity         $            92,928  $          111,014
                                                                              ======              ======


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




                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
           (US$ in thousands, except per share data)

                                                              Three Months Ended             Nine Months Ended
                                                                 September 30                   September 30
                                                               2008          2007              2008           2007
                                                               ----          ----              ----           ----

Revenues                                            $         5,378  $      1,694     $      10,475  $       8,120

Cost of revenues                                              2,764           889             5,338          3,911
                                                             ------        ------            ------         ------
Gross profit                                                  2,614           805             5,137          4,209

Research and development expenses, net                        5,836         4,969            17,605         14,840

Selling, marketing, general and administrative
expenses                                                      4,760         4,387            14,136         12,492
                                                             ------        ------            ------         ------
Total operating expenses                                     10,596         9,356            31,741         27,332
                                                             ------       ------             ------         ------
Operating loss                                              (7,982)        (8,551)          (26,604)       (23,123)

Financial income (expense), net                                (48)         1,130             1,626          2,117
Adjustments due to convertible notes conversion terms
                                                            (1,658)           936              (254)         2,545
                                                            -------           ---             -----          -----
Total financial income (expense), net                       (1,706)         2,066             1,372          4,662
                                                             ------        ------            ------         ------

Net loss                                            $       (9,688)  $     (6,485)     $    (25,232)  $    (18,461)
                                                             ======        ======            ======         ======
Net loss per share - basic                          $        (0.59)  $      (0.41)     $      (1.54)  $      (1.17)
                                                            ======         ======             ======         ======
Net loss per share - diluted                        $        (0.59)  $      (0.41)     $      (1.54)  $      (1.17)
                                                            ======         ======             ======         ======
Weighted average number of shares outstanding - basic       16,394         15,845            16,380         15,777
                                                            ======         ======             ======         ======
Weighted average number of shares outstanding -             16,394         15,845            16,380         15,777
diluted
                                                            ======         ======            ======         ======


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